May 15, 2023

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Christina DiAngelo Fettig

and Ms. Karen Rossotto

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Fettig and Ms. Rossotto:

Below please find our responses to your comments of April 13, 2023 and April 14, 2023 with respect to the Registrant’s Registration Statement on Form N-14 (File No. 333-270510) (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2023 (accession number 0001580642-23-001482) and the subsequent filing of the Registration Statement on Form N-14/A on April 12, 2023 (accession number 0001580642-23-002066) related to the reorganization of the Hull Tactical US ETF (the “Target ETF”), a series of the Exchange Traded Concepts Trust into the Hull Tactical US ETF (the “Acquiring ETF”), a series of the Capitol Series Trust (the “Reorganization”). In this response, we note that Registrant previously responded to comments Ms. Fettig provided on March 29, 2023 with respect to Registrant’s original N-14 filing, and that such responses were incorporated into Registrant’s April 12, 2023 N-14/A filing. We also note that Ms. Rossotto’s comments of April 14, 2023 related to the original N-14 filing of March 13, 2023 and not the N-14/A filing on April 12, 2023, and in certain instances concerned matters that had been addressed or language that had been modified in our N-14/A filing. We will endeavor to identify such situations in this response.

Proxy Statement/Prospectus

Comment 1: Several occurrences in the Form N-14 Proxy Statement/Prospectus indicate that the Target ETF and Acquiring ETF have “identical principal investment strategies and risks” while disclosure elsewhere indicates “substantially similar principal investment strategies and risks.” Please conform the disclosures for consistency, including on pages 1, 2, 3, 7, 8 and 22, as appropriate.

Response to Comment 1: All occurrences in the Proxy Statement/Prospectus have been updated to reflect that the Target ETF and Acquiring ETF have identical investment objectives and substantially similar principal investment strategies and risks, including with regard to the referenced pages.

Comment 2: With regard to the disclosure presented in the section titled “Important Shareholder Information,” please include detail describing why the reorganization is occurring.

Response to Comment 2: The following disclosure has been added as the fourth paragraph to the referenced section: “The Reorganization is proposed for three primary reasons: (1) to enable HTAA, LLC, which currently serves as the subadviser to the Target ETF (“Target ETF Subadviser”), to serve as the investment adviser to the Acquiring ETF (“Acquiring ETF Adviser”) in a single adviser fund structure; (2) subject to the approval of the Board of Acquiring Trust, to enable HTAA to fully implement its options

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strategy, which it has been unable to do in its role as the Target ETF Subadviser. including investments through sophisticated trading strategies in S&P 500 Index-related options and equity options; and (3) to create the opportunity for HTAA to implement an effective derivatives risk management program (“DRMP”), tailored to a single-adviser fund structure rather than a subadvisory fund structure, with transparency to monitor the portfolio and trades verify compliance with applicable derivative limitations on an intraday basis, and supported by an administrator with extensive DRMP experience and the necessary tools to support both the Adviser and the Acquiring Trust’s Board in fulfilling their DRMP responsibilities.

Comment 3: The last paragraph in the section titled “Important Shareholder Information,” states that shares may be voted by telephone “if eligible.” Please explain what is meant by “if eligible.”

Response to Comment 3: The subject disclosure has been deleted in the Registrant’s filing on Form N-14/A on April 12, 2023 (accession number 0001580642-23-002066).

Comment 4: The Notice of Meeting includes the following: “Proxy card instructions may be revoked at any time before they are exercised by submitting a written notice of revocation or a subsequently executed proxy card or by attending the Meeting and voting in person.” Please describe the process for how a vote can be revoked if voting occurs by telephone or the internet.

Response to Comment 4: The following disclosure has been substituted for the quoted sentence: “If you have authorized a proxy to vote on the proposed reorganization, whether by mail, by telephone, or through the internet, you may revoke such authorization at any time before it is exercised by: (1) sending in another proxy card with a later date; (2) sending a written notice the Secretary of the Target ETF expressly revoking your proxy, or (3) attending the Meeting and voting in person. Please remember that since your voting instructions are processed in the order in which they are received, your last vote received will be the one that counts”.

Comment 5: On page 1 of the Summary, related to “Why is the Reorganization Being Proposed?,” please include details regarding the considerations of the Board of the Target ETF in approving the reorganization, including with regard to implementation of the options component of the Target ETF’s principal investment strategy, given the statement “…the ETC Trust have been reluctant to take on the derivatives risk management oversight responsibilities associated with such investments.” In an appropriate location, please also address the considerations of the Board of the Acquiring ETF with regard to implementing a derivatives risk management program in light of the options strategy to be implemented in the Acquiring ETF.

Response to Comment 5: The Registrant wishes to inform the staff that the referenced quoted disclosure on page 1 of the Summary reflected the views of HTAA and was included in the Registration Statement by the Registrant without first consulting the adviser to the Target ETF, Exchange Traded Concepts, LLC (the “Target ETF Adviser”). It was subsequently removed from the Registration Statement by pre-effective amendment filed on April 12, 2023 and was replaced with alternative disclosure.1 The Target ETF Adviser

1 The alternative disclosure (as modified to reflect a consistent description of the comparative investment objectives and principal investment strategies of the Target ETF and Acquiring ETF in response to Comment 1 above) read as follows:

The Reorganization is being proposed to enable HTAA LLC, which serves as the subadviser to the Target ETF (“HTAA” or “Target ETF Subadviser”) to serve as the adviser to the Acquiring ETF (“Acquiring ETF Adviser”) if shareholders approve the Plan, to fully implement the options component of the ETFs’ principal

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and ETC Trust have implemented and continue to maintain and operate a robust derivatives risk management program (“DRMP”), actively administered by the program’s derivatives risk manager and overseen by the Board of Trustees, including Independent Trustees.

We offer a brief history of the evolution of the Target ETF’s investment strategy that has been developed by HTAA LLC, the Target ETF's sub-adviser, to provide greater context for one of the reasons that the Reorganization is being proposed. Prior to the Fund’s commencement of operations in 2015, the Target ETF Adviser engaged HTAA to develop and implement the Target ETF’s investment strategy, with the Target ETF Adviser retaining responsibility for carrying out HTAA’s investment decisions by trading the Target ETF’s portfolio. Over time, HTAA refined and modified the Target ETF’s strategy. In this regard, at the recommendation of HTAA in late 2020, the Target ETF’s strategy was enhanced to allow investment in S&P 500 Index-related options (see prospectus supplement dated December 29, 2020 and subsequent post-effective amendment to the Target ETF’s registration statement that became effective on April 1, 2021). Shortly thereafter, based on the recommendation of the Target ETF Adviser and HTAA, portfolio trading responsibilities were transitioned to HTAA (see prospectus supplement dated September 9, 2021). Thereafter, the Target ETF’s strategy was further modified to allow investment in equity options, in addition to S&P 500 Index-related options (see supplement dated January 31, 2022 and subsequent post-effective amendment to the Target ETF’s registration statement that became effective on April 1, 2022).

The Target ETF Adviser notes that, at the time the Target ETF’s strategy was changing to permit investment in equity options in early 2022, it was in the process of preparing to comply with Rule 18f-4 requirements and structuring a DRMP. The DRMP designed by the Target ETF Adviser for the Target ETF meets the various conditions of and operates in compliance with Rule 18f-4. At no time was the Target ETF Adviser concerned with its ability to operate its DRMP with respect to the Target ETF or comply with Rule 18f-4.

However, as options investments would be becoming a larger overall component of the Target ETF’s strategy and would have been effected through increasingly sophisticated trading strategies, the Target ETF Adviser did not believe it would have adequate intraday transparency into the Target ETF’s portfolio to monitor it in real-time. The Target ETF Adviser, therefore, determined as a business matter that HTAA’s enhanced options program for the Target ETF needed further evaluation before it could be implemented. The Target ETF Adviser and HTAA, therefore, agreed that HTAA would postpone implementation.

While the Target ETF Adviser was conducting its evaluation, HTAA independently sought another shared trust that would permit it to promptly implement the options strategy. Once satisfied that CST would permit HTAA to do so and confirming that, like ETC Trust, CST possessed the necessary infrastructure and expertise to support the Target ETF, HTAA recommended to the Target ETF Adviser and the ETC Trust Board that the Target ETF be reorganized into a new series of CST. In response, HTAA and ETC Trust investment strategies. As discussed in greater detail below, although the stated investment objective the Target ETF and Acquiring ETF are identical, and the principal investment strategies of the Target ETF and Acquiring ETF are substantially similar, HTAA has not been able to fully implement its options strategy as it relates to the Target ETF. If the Plan is approved by shareholders, HTAA intends to fully implement the options component of its principal investment strategies as the Acquiring ETF Adviser.

Registrant has further modified this disclosure by adding the following sentence at the end of the preceding paragraph. “The fact that the options strategy was not fully implemented in the Target ETF and may be fully implemented in the Acquiring ETF may impact the fund’s performance and risk profile as it transitions to the Acquiring Trust.”

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conducted due diligence on CST and presented information to the ETC Trust Board for its consideration of the proposed reorganization. Further, the ETC Trust Board and the Target ETF Adviser had an opportunity to meet with representatives of CST and HTAA to further discuss the operations, practices and procedures of CST and the support that the Target ETF would receive as a series of CST. After evaluating all of this information, the Target ETF Adviser and Board of ETC Trust both concluded that the operation of the Target ETF as a series of CST would be in the best interests of shareholders.

In determining to approve the Reorganization, including with regard to implementation of the options component of the Target ETF’s principal investment strategy following the Reorganization, the Independent Trustees of the Target ETF also considered the following related to the Acquiring Trust’s capabilities to support HTAA’s DRMP:

•	The Acquiring ETF’s Chief Compliance Officer and the Acquiring ETF’s counsel assured the Target ETF’s Independent Trustees that CST has options experience and portfolio management and monitoring capabilities that comply with Rule 18f-4 and monitor risks; and also employs an outside expert consultant;

•	The Acquiring Trust makes use of an affiliate of Confluence in the operation of its Rule 18f-4 derivatives risk management program;

•	The Acquiring Trust appears to have a capable and experienced Board; and the Target ETF’s Independent Trustees reviewed the experience of each; and

•	The Target ETF’s Independent Trustees asked questions and were provided with a due diligence response that included addressing follow-up questions.

Details regarding the considerations of the Board of the Target ETF in approving the reorganization are included in the Summary under the new heading “Why is the Reorganization Being Proposed, and Why Did the Board of the Target ETF Approve the Plan of Reorganization?

With respect to the staff’s request that Registrant address the considerations of the Board of the Acquiring ETF with regard to implementing a derivatives risk management program in light of the options strategy to be implemented in the Acquiring ETF, Registrant has added the following language to the Q & A section of the filing, immediately following the Question “Will there be changes to the Board of Trustees and service providers for the Acquiring ETF?”

What Did the Board of the Acquiring ETF Consider With Regard to the Implementation of Derivatives Risk Management Program in Light of the Options Strategy to be Implemented in the Acquiring ETF?

The Board and Officers of Capitol Series Trust (“Acquiring Trust or “CST”) considered the implementation of a DRMP in connection with HTAA’s full implementation of its options strategy post-reorganization on three separate occasions. The first of these occurred at a special telephonic meeting of the Board held on November 17, 2022 (“Special Meeting”) that was attended by all of the Acquiring Trust’s Trustees and Officers, by Trust counsel, and by representatives of HTAA. The purpose of the Special Meeting was to consider resolutions to authorize the drafting of an N-14 proxy statement to reorganize the Target ETF into CST and to approve the filing of an amendment to the Acquiring Trust’s registration statement to add Hull

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Tactical ETF as a new series of CST, with HTAA serving as the Fund’s adviser, rather than the subadvisory role that it has with the Target ETF. At the meeting, Matthew Miller, President to the Trust, provided a brief overview of the Hull ETF and the investment strategy used by HTAA to manage the Hull Tactical ETF. He also informed the Board that one of the reasons that HTAA sought to move the Hull ETF to CST was that it had not been able to fully employ its options trading strategy in the ETC subadvised fund, but intends to do so when it transitions to CST.

Mr Miller then introduced Petra Bakosova, CEO of HTAA and portfolio manager of the Target ETF, and William Raj, HTAA’s Operations Manager. Referring the Trustees to presentation materials that HTAA had disseminated to the Board, she then:

•	Provided background information about HTAA, noting that the firm is an SEC-registered investment advisor focused on quantitative asset management that was founded in 2013 by Blair Hull, who serves as HTAA’s Chairman and is its majority owner through his interest in HTAA Holdings LLC HTAA’s parent company. She also noted that prior to founding HTAA, LLC, Mr. Hull was the founder of Hull Trading Company and served as the firm’s Chairman and CEO until selling it to Goldman Sachs in 1999. She noted that at its peak, Hull Trading Company traded on 28 exchanges in nine countries and moved nearly a quarter of the entire daily market volume on some markets, executed over 7% of the index options traded in the United States, 3% of the equity options, and 1% of all shares traded daily on the New York Stock Exchange.
•	Provided background information about HTAA’s team, noting that the firm employs 13 individuals in research, trading, operations and compliance functions. She also provided more detailed biographical information about herself and Manajit Gogate, the firm’s derivatives risk manager for the Hull Tactical US ETF. With respect to her own background, she noted that has served as the portfolio manager of the Target ETF since its inception in 2015, and that her background is in algorithmic trading across multiple asset classes, mathematical modeling, and risk management. She further noted that she had joined Hull Investments, LLC in 2014, and worked on projects for its proprietary trading firm Ketchum Trading, LLC before moving over to its quantitative asset management unit HTAA, LLC. With respect to her educational background, she noted that she has a BS in Applied Mathematics from Comenius University in Bratislava, Slovakia, an MS in Financial Mathematics from University of Chicago, and MBA with concentrations Behavioral Sciences and Management University of Chicago. With respect to Manajit Gogate’s background, she noted that he has been a Chartered Financial Analyst (“CFA”) since 2017, a Bachelor of Technology degree in Chemical Engineering from Vishwakarma Institute of Technology, and a Master of Sciences degree in Financial Engineering from New York University, and that prior to joining HTAA he served as a quantitative analyst at data providers Option Metrics and Winhall Risk Analytics.
•	Described in detail the investment strategy of HTAA Tactical US ETF. On this topic, she noted that the firm has also offered this investment strategy in a separately managed accounts program for institutional clients since 2013, and that the options components of the strategy have been fully implemented in the separate account offering since the beginning of 2022.

•	Described the structure of the Target ETF and how it differs from the proposed structure of the Acquiring ETF. On this topic, she noted that the corporate governance model of the Target ETF
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Trust is that of a multiple series trust platform for investment managers who wish to advise exchange-traded funds, that all of the funds in the Target ETF Trust are subadvised ETFs, and that it is the subadvisers’ strategies. and not the Adviser’s strategies. that are implemented. She further noted her understanding that Exchange Traded Concepts, LLC, the investment adviser for all of the ETFs in the Target ETF Trust (“Target ETF Adviser”), is generally not directly involved in the day-to-day portfolio management for any of the ETFs that comprise the Target ETF Trust, including the Target ETF. She also noted that the Target ETF Adviser does, however, have responsibilities with respect the Target ETF’s DRMP, even though it is not involved in the day-to-day management of the fund. In contrast, if the Reorganization is approved, HTAA will become the sole investment adviser to the Acquiring ETF, and subject to oversight of the Acquiring Trust’s Board and its Chief Compliance Officer, will be solely responsible for investment management of the Acquiring ETF’s portfolio in all aspects, as well as the implementation and execution of its DRMP.

•	Explained to the Board her understanding as to why the Target ETF’s Board and Adviser had not authorized HTTA to fully implement its options strategy in the Target ETF and why the Target ETF Trust and the Target ETF Adviser recommended the proposed reorganization into the Acquiring Trust as in the best interest of fund shareholders. On this topic, she noted that the Target ETF’s options strategy was being implemented for the Target ETF in a phased manner, and that as the Target ETF transitioned to more sophisticated and complex options strategies, concerns arose related to challenges of implementing an effective Rule 18f-4 derivatives risk management program in a subadvised fund structure where the Target ETF’s Adviser is not directly involved in the portfolio management of the fund and does not have real time transparency to monitor the subadviser’s portfolio and trades to verify compliance with applicable limitations on an intraday basis. Given these concerns, HTAA and the Target ETF Adviser agreed that an effective derivative risks management program pursuant to Rule 18f-4 could be most effectively achieved in a corporate governance structure where the ETF’s investment adviser is directly responsible for all aspects of managing the fund, including investment strategy, portfolio management, and compliance (including the implementation of an effective DRMP).

At the conclusion of the Special Meeting, the Acquiring Trust Board: (1) approved the filing of an amendment to the Trust’s registration statement with the SEC to add Hull Tactical US ETF as a new series of the Trust; and (2) authorized the officers of the Trust and counsel to prepare for filing with the SEC a combined proxy statement and prospectus on Form N-14 with respect to a proposed Agreement and Plan of Reorganization between CST, on behalf of its newly created series, Hull Tactical US ETF, and the Target ETF Trust, on behalf of its current series of the same name, Hull Tactical US ETF.

The second occasion on which representatives of the Acquiring Trust considered matters related to HTAA’s post-reorganization derivatives risk management program was in connection of with a meeting of the Target ETF Board on February 15, 2023 to consider whether to approve the proposed Reorganization. In response to a request from the Trustees of the Target ETF for information pertinent to their consideration of the proposed Reorganization of the Target ETF into CST, Counsel to the Acquiring Trust and its Independent Trustees on February 14, 2023 transmitted a memorandum on behalf of the Acquiring Trust that requested, among other things, information related to the experience of the Acquiring Trust, its Administrator, Ultimus Fund Solutions, and its affiliated compliance consultant, Northern Lights Compliance Services, with Rule 18f-4 and the operation of a derivatives

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risk management program, as well as an assessment of whether the appropriate infrastructure is in place to oversee a derivatives risk management program for the Acquiring ETF post reorganization.

In response to that request, counsel to the Acquiring Trust provided a written response to the Target ETF Board from Martin Dean, who in addition to serving as the Chief Compliance Officer for the Acquiring Trust also serves as President of Northern Lights Compliance Services. Mr. Dean’s response affirmed that the proper infrastructure is in place to oversee HTAA’s derivative risk management program and noted that Ultimus was at that time was providing 18f-4 services to approximately 135 portfolios. He also listed the services that Ultimus provides to general derivatives users, with a greater than 10% derivatives exposure, including the following:

a.	Managing derivatives-specific data, update security master files, and loading each Fund’s portfolio composition and derivatives-specific data into Confluence software;
b.	Delivering daily derivatives exposure and value-at-risk (“VaR”) reports generated by the Confluence software to each Fund’s investment adviser (“Adviser”) and the Trust’s Chief Compliance Officer and making available reporting for weekly stress testing and back-testing calculations performed by the Confluence software;
c.	Providing Adviser access to the Confluence software in order that Adviser may calculate derivatives exposure for each Fund it advises and making other derivatives risk management calculations as required by Rule 18f-4 (e.g., daily VaR calculations, weekly back-testing, and weekly stress-testing);
d.	Providing Advisers a board reporting template;
e.	Providing the Trust’s board of trustees (the “Board”) access to an independent derivatives expert (a “Derivatives Expert”) capable of supporting the Board’s efforts in effecting compliance oversight as required by Rule 18f-4 and the Trust’s related Derivatives Risk Management Program; and
f.	Reporting required information (based on the data in the Confluence software) monthly on form N-PORT.

The third occasion on which the Acquiring Trust Board considered HTAA’s post-reorganization derivatives risk management program was on March 6, 2023, when the Acquiring Trust Board met with representatives of HTAA in connection its consideration of the approval of HTAA’s proposed advisory agreement with HTAA for the Hull Tactical US ETF, subject to shareholder approval in the N-14 proxy. During such meeting, which was attended on HTAA’s behalf by HTAA’s CEO and portfolio manager Petra Bakosova, HTAA’s Operations Manager Raj, HTAA’s Derivatives Risk Manager Manajit Gogate and Chief Compliance Officer Eric Kleinschmidt, and on behalf of the Acquiring Trust by all of its and Officers, including Martin Dean, its Chief Compliance Officer, the Trustees discussed with the parties both HTAA’s and the Trust’s preparedness to implement a derivatives risk management program of that encompassed HTAA’s options trading in conformity with rule 18f-4, and received assurances from all parties that such program would be implemented.

Comment 6: Please consider whether it is misleading to describe the principal investment strategies and risks of the Target ETF and Acquiring ETF as substantially similar given the implementation of the derivatives component of the principal investment strategy upon consummation of the reorganization. In practice, disclose the change to implementing the options strategy and how this will impact the Fund’s risk profile.

Response to Comment 6: Respondent asserts that is not materially misleading to describe the principal investment strategies and risks of the Target ETF and Acquiring ETF as substantially similar given the

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implementation of the derivatives component of the principal investment strategy related to options upon consummation of the reorganization. The investment strategies of both the Target ETF and Acquiring ETF were developed by and are implemented primarily by HTAA, which views its options strategy as an important component of its overall investment strategy for the ETFs. Respondent notes that the principal investment strategies and risks for both the Target ETF and the Acquiring ETF contemplate the options strategy, with the only difference being that the strategy is not currently being fully employed. Therefore, the disclosure is accurate but for the temporal nature of the implementation of the strategy. Registrant recognizes that the fact that the options strategy has not fully implemented in the Target ETF and will be fully implemented in the Acquiring ETF may impact the fund’s risk profile as the fund transitions to the Acquiring Trust, and has added disclosure to that effect at appropriate places in this prospectus/proxy.

Comment 7: On page 2 of the Summary, related to “Are there any material differences in the investment objective or principal investment strategies of the Target ETF and Acquiring ETF?,” and on page 3 of the Summary, related to “Are there any material differences in the principal risks of the Target ETF and the Acquiring ETF?,” please consider if it is misleading to state “No” definitively given the implementation of the derivatives risk management program for the Acquiring ETF.

Response to Comment 7: In response to Comment 7 Registrant states that he word “No” in the subject disclosure has been deleted in both contexts. In addition, on page 2 of the Summary, related to “Are there any material differences in the investment objective or principal investment strategies of the Target ETF and Acquiring ETF?”, the first sentence of the first paragraph has been modified to read as follows: “As reflected in their respective prospectuses, the Target ETF and Acquiring ETF have identical investment objectives and substantially similar principal investment strategies.” The fourth paragraph under the same heading on page 3 of the Summary has been modified and an additional sentence has been added so that it now reads as follows:

Although the Target ETF and the Acquiring ETF have identical investment objectives and substantially similar principal investment strategies, HTAA as the Target ETF Subadviser is not currently fully implementing its options strategy for the Target ETF. HTAA intends to fully implement that strategy as the Adviser to the Acquiring ETF if the Proposal is approved by shareholders. The full implementation of the Acquiring Fund’s options strategy may affect the Acquiring ETF’s performance and the risk profile of its portfolio relative to those the Target ETF.

On page 3 of the Summary, related to “Are there any material differences in the principal risks of the Target ETF and the Acquiring ETF”, the following language has been added immediately following the bullet point list of the common risks of the Target ETF and Acquiring ETF.

The full implementation of the Acquiring Fund’s options strategy may affect the risk profile of the Acquiring ETF’s relative to the historical risk profile of the Target ETF’s portfolio, in particular as they relate to Options Risk and Options Premium Tax Risk.

Comment 8: On page 3 of the Summary, related to “Will the Reorganization affect the way my investments are managed?”, please briefly explain the current investment adviser’s management of the principal investment strategy (i.e., current investment adviser’s role in portfolio management) and why it is important to implement the options component of the strategy. Please explain what is meant by “not currently permitted to fully implement that strategy.” Please elaborate on if/how the role of the adviser will change when the subadviser becomes the adviser of the Acquiring ETF. Please address if there will be any other changes as a result in the change in adviser. In addition, in your response letter, explain why this was not

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previously disclosed to shareholders and an issue at product launch and confirm that the administrator for the Registrant is prepared to implement a derivatives risk management program as it relates to the Acquiring ETF.

Response to Comment 8: In Response to Comment 8, Registrant notes that the referenced quoted passage “not currently permitted to fully implement that strategy” was deleted in Registrant’s filing on Form N-14/A on April 12, 2023 (accession number 0001580642-23-002066), and was replaced by the following language:

The Acquiring ETF will have the same investment objective and principal investment strategies as the Target ETF and will be managed by the same portfolio management team that currently manages the Target ETF. The only difference in the way that your investments will be managed is that HTAA intends to fully implement its options strategy as the Adviser to the Acquiring ETF if the Proposal is approved by shareholders.

In further response to Comment 8, Registrant refers the staff to its previous response to Comment 5. As stated in that response, the Target ETF Adviser determined as a business matter that HTAA’s enhanced options program for the Fund needed further evaluation before it could be implemented. The Target ETF Adviser and HTAA, therefore, agreed that HTAA would postpone implementation. Because the enhanced options strategy is a permissive element of the principal investment strategies that may be used by the Fund, but it is not obligated to do so, the Target ETF Adviser did not identify a need to revise the disclosure during that timeframe.

With respect to the question of why it is important to implement the options component, HTAA notes that the overall strategy of the fund uses quantitative models to forecast fluctuations in the equity risk premium and adjusts investors exposure to the market based on forecasts to enhance their long-term returns. HTAA has always viewed its options strategy as an important component of the overall strategy because it builds on the same research theory as the existing market timing strategy and affords HTAA additional opportunities to find mispricings in the market.

Concerning the question of on how HTAA’s role will change as a manager under the Acquiring Trust relative to the current structure, Registrant states as follows:

•	If the Reorganization is approved, HTAA will be the sole Adviser to the Acquiring ETF, as opposed to the being Subadviser to the Target ETF and the Target ETF Adviser in the current structure.
•	In its capacity as Adviser to the Acquiring ETF, HTAA will be directly and fully responsible for all aspects of managing the Acquiring ETF, including implementation of the Acquiring ETF’s investment strategy, portfolio management, and compliance, and in that role will be subject of the oversight of the Acquiring Trust’s Board of Trustees and the Acquiring Trust’s Chief Compliance Officer; in the Target ETF, HTAA has provided subadvisory portfolio management services, and is subject to the oversight of the Target ETF’s Board and Target ETF’s Adviser and to instructions and directions from the Target ETF’s Board and the Target ETF Adviser;
•	In its capacity as Adviser to the Acquiring ETF, HTAA will be directly responsible for implementing the Adviser’s derivatives risk management program (“DRMP”) for the Acquiring ETF, subject to oversight by the Acquiring Trust’s Board of Trustees and the Acquiring Trust’s
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Chief Compliance Officer, but in that capacity will be assisted by the Acquiring Chief Compliance Officer and by the tools that the CCO and Ultimus Fund Solutions, the Acquiring ETF’s Administrator, provides to Advisers to assist them in their derivatives risk management role; in its role as Subadvisor to the Target ETF, HTAA has shared responsibility with the Target ETF Adviser for implementing Target ETF’s DRMP, and in that function is subject to the oversight of the Target ETF’s Board and the Target ETF Adviser and to instructions and directions from the Target ETF’s Board and the Target ETF Adviser.

Registrant has added new disclosure reflecting these role differences to the Q&A section of the Summary and to the section entitled “Comparisons Of Some Important Features Of The ETFs”, under the heading “How Will HTAA’s Role as an Investment Manager Change in its Role as the Investment Adviser to the Acquiring Trust Compared to Its Current Role as Subadviser to the Target ETF if the Reorganization is Approved”.

Comment 9: On page 5 of the Summary, related to “What happens if the Reorganization is not approved?”, please detail the possible actions that the Board might consider if the reorganization is not approved by shareholders.

Response to Comment 9: The Target ETF Trust responds by stating that if the Reorganization is not approved by Target ETF shareholders, the Target ETF would continue to operate as a series of the Target ETF Trust. The Board of the Target ETF Trust will then consider such other actions as it deems necessary or appropriate for the Target ETF. Currently, there are no alternative actions contemplated by the Board for the Target ETF. Disclosure to this effect has been added at the referenced location.

Comment 10: On page 7 in the section titled “Comparisons of Some Important Features of the ETFs,” the first sentence of the last paragraph states: “In addition to the S&P 500®-focused strategy described above, HTAA, in an effort to generate income for the ETFs, may buy and sell (write) exchange-listed put and call options on individual U.S. equity securities or on securities indices (“Equity Options”).” As the ETF’s investment objective is long term capital appreciation, discuss the need to use an options strategy to generate income. Please reconcile this component of the principal investment strategy to generate income with an options strategy with the Board’s determination that the reorganization is in the best interest of shareholders.

Response to Comment 10: Registrant notes that the potential to generate income using the enhanced options strategy is not incompatible with the Fund’s investment objective and is disclosed in the Fund’s principal investment strategy as an optional strategy that HTAA may use in addition to the primary strategies of the Fund. Since this optional strategy applies equally to the Target ETF and the Acquiring ETF, there is no difference between the disclosed strategies of the Target ETF and Acquiring ETF that requires reconciliation or that has a bearing on the Target ETF Board’s determination that the reorganization is in the best interest of shareholders. In further response to Comment 10, HTAA states that based on academic and its own internal research, and its 7-year experience as the investment subadviser to the Target ETF, the opportunities to exceed returns of the S&P 500 through market-timing alone can fluctuate with macroeconomic conditions. Having the ability to generate income and smooth the performance of the fund relative to the market will enhance outcomes for the fund’s investors outcomes regardless of when exactly they invested in the fund.

Comment 11: On page 8 in the section titled “Comparisons of Some Important Features of the ETFs,” the second paragraph states: “HTAA intends to fully implement that strategy as the Adviser to the Acquiring ETF if the Proposal is approved by shareholders.” Please discuss in this context why the principal

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investment strategy, including the options component of the strategy, is being fully implemented at this time.

Response to Comment 11. In response Comment 11, HTAA notes that the overall strategy of the both the Target ETF and the Acquiring ETF uses quantitative models to forecast fluctuations in the equity risk premium and adjusts investors exposure to the market based on forecasts to enhance their long-term returns. HTAA has always viewed its options strategy as an important component of the overall strategy because it builds on the same research theory as the existing market timing strategy and affords HTAA additional opportunities to find mispricings in the market. The reason that the options component of HTAA’s strategy is being fully implemented once the reorganization is complete is that the derivatives risk management program will operate more effectively in the Acquiring Trust’s corporate governance structure where HTAA, subject to the oversight of the Acquiring Trust Board and the Acquiring Trust’s CCO, is the sole adviser to the Acquiring ETF with the transparency to monitor the portfolio and trades and verify compliance with applicable derivative limitations on an intraday basis.

Respondent has added disclosure to this effect at the end of the referenced paragraph and sentence.

Comment 12: On page 8 related to “How do the principal investment risks of the Target ETF and the Acquiring ETF compare?”, please confirm if it is accurate to describe the principal investment strategies and principal investment risks of the Target ETF and Acquiring ETF as substantially similar given the context to implement the use of options.

Response to Comment 12: On page 8 of the Q & A, under the question to “How do the principal investment risks of the Target ETF and the Acquiring ETF compare?”, Registrant has modified the response to add the disclosure below at the end of the first paragraph in the referenced passage to reflect that the risk profile of the Acquiring ETF’s portfolio may change relative to the risk portfolio of the Target ETF with the full implementation of the options strategy.

“The full implementation of the Acquiring Fund’s options strategy following the Reorganization may affect the risk profile of the Acquiring ETF’s relative to the historical risk profile of the Target ETF’s portfolio, in particular as they relate to Options Risk and Options Premium Tax Risk.”

Comment 13: The first sentence of the first paragraph on page 14 states: “With respect to the Target ETF, the Adviser selected and retained the Target ETF Subadviser, HTAA, with full discretionary authority to make investment decisions for the Target ETF and continuously review, supervise and administer the investment program of the Target ETF, subject to the supervision of the Adviser and the Board.” Please reconcile the statement that the subadviser has had the “full discretionary authority” to make investment decisions given the subadviser has been unable to implement the options strategy.

Response to Comment 13: In Response to Comment 13, Registrant first cross-references its prior response to Comment 5. As stated in the quoted disclosure above, HTAA’s investment authority is “subject to the supervision of the Adviser and the Board”. In this case, the Target ETF Adviser determined as a business matter that HTAA’s enhanced options program for the Fund needed further evaluation before it could be implemented, which was an example of the Target ETF Adviser’s supervision of a sub-adviser and the exercise of its fiduciary duties to the Fund’s shareholder.

In further response to this Comment 13, Registrant has modified the referenced language to read as follows:

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“With respect to the Target ETF, the Adviser selected and retained the Target ETF Subadviser, HTAA, with discretionary authority to make investment decisions for the Target ETF and continuously review, supervise and administer the investment program of the Target ETF, subject to the supervision of the Adviser and the Board and to instructions and directions from the Target ETF Adviser and the Target ETF Board.”

The reason for this language change is that under the ETC Trust’s Advisory Agreement, which is common to all series of the ETC Trust, the Target ETF Adviser is appointed to act as investment adviser with respect to the Funds and [i]n such capacity * * * subject to the supervision of the Board, [to] regularly provide the Funds with investment research, advice and supervision and * * * to furnish continuously an investment program for the Funds, consistent with the respective investment objectives and policies of each Fund,” and to “determine, from time to time, what securities shall be purchased for the Funds, what securities shall be held or sold by the Funds and what portion of the Funds’ assets shall be held uninvested in cash* * *.” To carry out such obligations, the Target ETF Adviser is authorized and required to “exercise full discretion * * * with respect to purchases, sales or other transactions as well as with respect to all other such things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions.” The Advisory Agreement also provides however. that “[n]o reference in this Agreement to the Adviser having full discretionary authority over each Fund’s investments shall in any way limit the right of the Board, in its sole discretion, to establish or revise policies in connection with the management of a Fund’s assets or to otherwise exercise its right to control the overall management of a Fund.” (emphasis supplied).

The Advisory Agreement also authorizes the Adviser “to select and retain sub-advisers * * * for each of the Funds * * * to perform some or all of the services for which the Adviser is responsible pursuant to [the] Agreement.” The Adviser is required to “supervise the activities of the Sub-Adviser(s), and the retention of a Sub-Adviser by the Adviser shall not relieve the Adviser of its responsibilities under this Agreement.” Under the Sub-Advisory Agreement for the Target ETF, the Sub-adviser, “[s]ubject to supervision and oversight of the Adviser and the Board * * * and in accordance with the terms and conditions of the [Advisory] Agreement” is authorized and directed to “manage all of the securities and other assets of the Funds (the “Assets”)” and to “determine from time to time what Assets will be purchased, retained or sold by the Funds, and what portion of the Assets will be invested or held uninvested in cash ” in accordance with the Funds’ respective investment objectives, policies and restrictions *** In the performance of its duties and obligations under the subadvisory agreement, the subadviser is specifically required to “act in conformity with * * * instructions and directions of the Adviser and of the Board * * * . (emphasis supplied)

Read together, the Target ETF’s Advisory and Subadvisory Agreements establish that while the Adviser has responsibility for and “full discretionary authority” over the Target ETF’s portfolio, and is authorized to delegate such authority and discretion to the Subadviser, in managing the portfolio, the Subadviser remains “[s]ubject to supervision and oversight of the Adviser and the Board” and is required “to act in conformity with instructions and directions of the Adviser and of the Board”.

Comment 14: In the section titled “Reasons for the Reorganization” beginning on page 21, please explain why the current investment adviser is recommending the reorganization. Please elaborate on how the reorganization is in the best interests of shareholders given the reluctance to implement the options strategy in the Target ETF.

Response to Comment 14: The Target ETF Adviser is recommending the Reorganization because it recognizes that the reason for the delayed implementation of the Target ETF Subadviser’s

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enhanced options strategy described in the response to Comment 5 is in part the result of the existing adviser/sub-adviser corporate governance structure and the challenge that that structure poses to the implementation of an effective derivatives risk management program where the Target ETF Subadviser is implementing a sophisticated options strategy, where both the Target ETF Adviser and the Target ETF Subadviser have derivative risk management responsibilities, and where real time transparent access to the fund’s portfolio is necessary to monitor compliance with the DRMP.  The Target ETF Adviser also recognizes that these complicating issues would not exist if there were only one investment adviser for the fund.  In addition, the Target ETF Adviser recognizes that the enhanced options strategy may benefit fund shareholders if it can be implemented in a manner that incorporates an effective and transparent DRMP with a single advisory entity. The Target ETF Adviser consequently recommends the Reorganization as in the best interest of Fund shareholders.

Registrant has added disclosure consistent with this response in the section titled “Reasons for the Reorganization”:

Comment 15: The last paragraph on page 22 in the section titled “Reasons for the Reorganization” states as follows: “The Board noted that the Reorganization would permit shareholders continued exposure to the investment strategies of the Target ETF, as implemented by HTAA. The Board also noted that the Reorganization has the potential over time to lead to economies of scale that might lead to lower annual fund operating expenses for the Acquiring ETF. For the foregoing reasons, HTAA noted that the Reorganization would be in the best interests of the Target ETF and its shareholders.” Please disclose the basis for the Board’s determination that the reorganization is in the best interest of shareholders and the determination that the use of options in the Fund’s strategy is in the best interest of shareholders.

Response to Comment 15: In response to Comment 15, Registrant first wishes to inform the staff that the referenced disclosure related to economies of scale was included in the Registration Statement by the Registrant in error and was subsequently removed from the Registration Statement by pre-effective amendment filed on April 12, 2023. In further response to the staff’s request in Comment 15 to disclose the basis for the Board’s determination that the reorganization is in the best interest of shareholders and the determination that the use of options in the Fund’s strategy is in the best interest of shareholders, Registrant refers the staff to its prior responses to Comments 5 and 14.

Comment 16: In the section titled “Information About the ETFs” on page 26, please disclose any material differences between Ohio and Delaware law with respect to shareholder rights.

Response to Comment 16: In response to Comment 16, Registrant states that that it has inserted disclosure in the referenced section disclosing differences between Ohio and Delaware law with respect to shareholder rights, specifically with respect to voting powers and shareholder meetings.

Comment 17: In the section titled “Voting Information” on page 26, please make clear that a vote to abstain counts against the proposal.

Response to Comment 17: In response to Comment 17, Respondent states that the requested disclosure was already included in the middle of the second paragraph of the section titled “Voting Information.”

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Comment 18: On page 28 of the section titled “Voting Information,” in relation to “May I attend the Meeting?,” please disclose how an investor that holds shares of the Target ETF in street name may attend the meeting.

Response to Comment 18: In response to Comment 18, Registrant has added the following disclosure of page 28 of the section titled “Voting Information,” following the heading “May I attend the Meeting?”.

If your shares are held in “street name,” that is, your shares are held in the name of a brokerage firm, bank or other nominee, you will receive instructions from the brokerage firm, bank or other nominee, as your record holder, that must be followed for your recordholder to vote your shares per your instructions. Your broker will be sending you a Notice of Internet Availability which contains instructions on how to access the website to vote your shares electronically over the Internet or by telephone. If, however, you have elected to receive paper copies of our proxy materials from your brokerage firm, bank or other nominee, you will receive a voting instruction form. Please complete and return the enclosed voting instruction form in the addressed, postage paid envelope provided.

Comment 19: In Exhibit D, with regard to the tables comparing the fundamental investment restrictions, please highlight any material differences.

Response to Comment 19: Registrant responds that there are no material differences in the fundamental investment restrictions of the Target ETF and the Acquiring ETF, and has so stated with the following sentence preceding the Table in Exhibit D:

Comment 20: In Exhibit E, with regard to the tables comparing the governing instruments and state law, please highlight any material differences.

Response to Comment 20: Registrant responds that it has highlighted in bold in Exhibit E where there are material differences in the governing instruments and governing state law for the Target ETF and the Acquiring ETF, and has so stated in a sentence preceding the table in Exhibit E.

If you have any additional questions, or need additional information, please contact me by phone at 513-346-4152 or by e-mail at pleone@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-632-0897 or by e-mail at Thomas.Sheehan@practus.com.

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary

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